United States
Securities and Exchange Commission

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number	1-5375

Pulse Electronics Corporation 401(k) Plan
 (Full title of the Plan and address of the Plan, if different from that of the issuer named below)

Pulse Electronics Corporation
12220 World Trade Drive
San Diego, CA 92128

(Name of issuer of the securities held pursuant
to the Plan and the address of its principal executive office)

Pulse Electronics Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Reports of Independent Registered Public Accounting Firms Thereon)

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Pulse Electronics Corporation 401(k) Plan

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

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Report of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors
Pulse Electronics Corporation 401(k) Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Pulse Electronics Corporation 401(k) Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Los Angeles, California
June 27, 2014

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Report of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors
Pulse Electronics Corporation 401(k) Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Pulse Electronics Corporation 401(k) Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Los Angeles, CA
June 28, 2013

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Pulse Electronics Corporation 401(k) Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2013 and 2012

	2013	2012
Receivables:
Employer contributions	$22,675	$114,973
Employee contributions	36,800	41,422
Notes receivable from participants	489,256	432,775

Total receivables	548,731	589,170

Investments, at fair value:
Fidelity funds:
Emerging Markets Fund	837,040	901,777
Retirement Money Market Portfolio	4,161,617	4,100,195
Freedom 2000 Fund	108,818	105,284
Freedom 2005 Fund	1,909	2,318
Freedom 2010 Fund	1,161,964	1,391,641
Freedom 2015 Fund	439,909	384,160
Freedom 2020 Fund	1,450,448	1,279,434
Freedom 2025 Fund	1,170,041	751,556
Freedom 2030 Fund	1,752,809	1,421,895
Freedom 2035 Fund	282,549	207,202
Freedom 2040 Fund	1,136,179	823,038
Freedom 2045 Fund	242,758	144,924
Freedom 2050 Fund	22,078	18,422
Freedom 2055 Fund	4,933	-
Freedom Income Fund	303,154	215,225
Growth Company Fund	8,093,728	6,665,275
Low-Priced Stock Fund	3,503,747	2,693,277
Spartan International Index Fund Advantage	253,636	111,760
Diversified International Fund	1,605,600	1,462,876
Spartan 500 Index Fund Advantage	3,477,297	2,758,697
Vanguard Small Cap Index Fund	1,884,090	1,334,819
Vanguard Total Bond Market	2,570,918	2,720,741
American Funds Fundamental Investors Fund
Class R5	-	5,230,347
American Funds Fundamental Investors Fund
Class R6	6,180,948	-
T. Rowe Price Equity Income Fund	1,103,448	867,867
Pulse Electronics Corporation Common Stock	143,172	150,214
Total investments	41,892,790	35,742,944
Net assets available for plan benefits	$42,441,521	$36,332,114

See accompanying notes to financial statements.

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Pulse Electronics Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:
Contributions:
Employer	$693,126	$1,013,343
Employee	1,317,669	1,277,142
Rollover	64,534	308,504
Total contributions	2,075,329	2,598,989

Investment income:
Interest and dividends	1,477,232	853,914
Net appreciation in fair market value of investments	6,304,211	3,004,147
Total investment income	7,781,443	3,858,061

Interest on notes receivable from participants	22,126	20,538

Total additions	9,878,898	6,477,588

Deductions from net assets attributed to:
Benefits paid to participants	3,762,403	5,916,916
Administrative expenses	7,088	14,981

Total deductions	3,769,491	5,931,897

Net increase in net assets available for plan benefits	6,109,407	545,691

Net assets available for plan benefits:
Beginning of year	36,332,114	35,786,423

End of year	$42,441,521	$36,332,114

See accompanying notes to financial statements.

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Pulse Electronics Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Description of Plan

The following description of the Pulse Electronics Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)	General

The Plan is a defined contribution plan covering certain domestic full-time and part-time employees of Pulse Electronics Corporation (the “Company”), except for those employees covered by certain collective bargaining agreements, residents of Puerto Rico, nonresident aliens with no income from a U.S. source, and leased employees.  Employees are eligible to participate in the Plan on the first day of the month following the date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Effective December 31, 2010, the Technitrol Inc. 401(k) Retirement Savings Plan (the “Technitrol Plan”) was frozen and merged into the Plan and participants in the Technitrol Plan became eligible to participate in the Plan.

(b)	Contributions

Participants may contribute up to 60 percent (60%) of their annual wages excluding stock option income, restricted stock income and related payments, employee stock purchase plan income, sick pay, severance, reimbursements or other expense allowances, fringe benefits, moving expenses, and deferred compensation and welfare benefits and including salary reduction contributions made to the Company sponsored cafeteria plan.  The IRS imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year.  For 2013 and 2012, a participant’s tax-deferred contribution was limited to $17,500 and $17,000, respectively.  Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 catch up contribution, resulting in a total maximum annual pre-tax contribution of $23,000 and $22,500 for 2013 and 2012, respectively.  The Company, at its sole discretion, may contribute a matching amount up to 100 percent (100%) of an employee's contribution up to a maximum of 6 percent (6%) of the participant's qualified annual wages.  The participants direct how their contributions are to be invested.

In addition, participants in the former Technitrol Plan are entitled to receive special transition benefits in the form of additional employer contributions.  The additional employer contributions are calculated as a percentage of an employee’s compensation, ranging from 1% to 6% depending on an employee’s age and years of service.  The additional contributions are contributed on a quarterly basis for five years or through the calendar quarter prior to any separation of employment from the Company (if earlier) following the transfer.

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Pulse Electronics Corporation 401(k) Plan

Notes to Financial Statements, continued

December 31, 2013 and 2012

(c)	Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contribution, (b) the appreciation or depreciation in the fair market value of investments, (c) the income or losses on investments, and (d) administrative expenses for the third party record keeper.  Allocations are based on participant earnings or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

(d)	Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Company matching and additional special transition contributions made to the Plan are immediately fully vested.

(e)	Notes Receivable from Participants

Notes receivable from participants are secured by the participant’s account balance.  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent (50%) of a participant’s account balance, reduced by the participant’s highest outstanding loan balance during the prior twelve-month period.  Loan terms range from one through five years or up to ten years for the purchase of a primary residence.  Interest rates are determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances.  Principal and interest is paid at least quarterly by payroll deductions.  A participant may have only one loan outstanding at a time.

(f)	Distributions Due to Death

The full amount of a participant’s account balance will be payable to their beneficiary upon death.  If the participant is married, the spouse will automatically be named the beneficiary unless the surviving spouse consents to naming a non-spouse beneficiary.  If the participant has no surviving spouse and did not name another beneficiary, the account balance will be paid to the participant's estate.

(g)	Distributions Due to Disability

If disabled, participants are eligible to receive the full amount of their account balance, only if they are employed by the Company on the date they become disabled.  Participants are considered eligible for distributions should they meet all requirements under the Company’s Long-Term Disability Plan.

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Pulse Electronics Corporation 401(k) Plan

Notes to Financial Statements, continued

December 31, 2013 and 2012

(h)	Distributions Due to Retirement

Participants may receive the full amount of their account balance upon retirement.  Normal retirement under the Plan occurs when age 65 is attained.  Should participants continue to work beyond 65, they may continue participating in the Plan.  However, participants must begin to receive a minimum required distribution no later than April 1, following the year in which they attain age 70 ½, even if the participant is still working.

(i)	Distributions Due to Termination

Upon termination of service for any reason other than retirement, disability, or death, participants may request a lump sum distribution of their vested account balance. Should a participant’s account balance exceed $1,000, the participant may elect a lump sum distribution, rollover the balance to another qualified plan or Individual Retirement Account, or have the account balance remain in the Plan, or a combination of these choices.

(j)	Plan Administration

Separated employees pay an annual record keeping fee if they choose to maintain their account with the Plan.  Loan processing fees are paid by the participants. All other administrative costs of the Plan are paid by the Company.

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in those net assets.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Investment Valuation

The Plan’s investments are stated at fair value.  Shares of mutual funds and the Company stock are valued at their quoted market prices.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is accrued when earned.

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Pulse Electronics Corporation 401(k) Plan

Notes to Financial Statements, continued

December 31, 2013 and 2012

(e)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2013 or 2012.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(3)	Investments

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 820, Fair Value Measurement, (“ASC 820”), financial assets and liabilities measured at fair value on a recurring basis have been categorized into a three-level fair value hierarchy based on inputs used for valuation, which are categorized as follows:

Level 1 – Financial assets and liabilities whose values are based on quoted prices for identical assets or liabilities in an active public market.

Level 2 – Financial assets and liabilities whose values are based on quoted prices in markets that are not active or a valuation using model inputs that are observable for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  These inputs reflect management’s assumptions and judgments when pricing the asset or liability.

The following table presents the fair value hierarchy for those financial assets measured at fair value on a recurring basis as of December 31, 2013:

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Pulse Electronics Corporation 401(k) Plan

Notes to Financial Statements, continued

December 31, 2013 and 2012

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Diversified emerging markets funds	$837,040	$-
Foreign large blend funds	1,859,236
Intermediate term bond funds	2,570,918
Large blend funds	9,658,245
Large growth funds	8,093,728
Large value funds	1,103,448
Mid-cap blend funds	3,503,747
Money market funds	4,161,617
Retirement income funds	303,154
Small blend funds	1,884,090
Target date funds	7,774,395
Total Mutual Funds	41,749,618	-	-
Pulse Electronics Corporation Common Stock	143,172	-	-
	$41,892,790	$-	$-

The following table presents the fair value hierarchy for those financial assets measured at fair value on a recurring basis as of December 31, 2012:

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Diversified emerging markets funds	$901,777	$-	$-
Foreign large blend funds	1,574,636
Intermediate term bond funds	2,720,741
Large blend funds	7,989,044
Large growth funds	6,665,275
Large value funds	867,867
Mid-cap blend funds	2,693,277
Money market funds	4,100,195
Retirement income funds	215,225
Small blend funds	1,334,819
Target date funds	6,529,874
Total Mutual Funds	35,592,730	-	-
Pulse Electronics Corporation Common Stock	150,214	-	-
	$35,742,944	$-	$-

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Pulse Electronics Corporation 401(k) Plan

Notes to Financial Statements, continued

December 31, 2013 and 2012

At December 31, 2013 and 2012, the following investments comprised 5% or more of the Plan’s net assets available for plan benefits.

	Current Value
	2013	2012
Fidelity Growth Company Fund	$8,093,728	$6,665,275
American Funds Fundamental Investors Fund Class R6*	6,180,948	-
Fidelity Retirement Money Market Portfolio	4,161,617	4,100,195
Fidelity Spartan 500 Index Fund Advantage	3,477,297	2,758,697
Vanguard Total Bond Market	2,570,918	2,720,741
Fidelity Low-Priced Stock Fund	3,503,747	2,693,277
American Funds Fundamental Investors Fund Class R5**	-	5,230,347
Total	27,988,255	24,168,532
Other	13,904,535	11,574,412
Total Investments	$41,892,790	$35,742,944

*	Investment comprised 5% or more of Plan’s net assets as of December 31, 2013 only.
**	Investment comprised 5% or more of Plan’s net assets as of December 31, 2012 only.

During 2013 and 2012, the Plan's investments appreciated by $6,304,211 and $3,004,147, respectively, as follows:

	2013	2012
Mutual funds	$6,315,109	$3,631,920
Pulse Electronics Corporation Common Stock	(10,898)	(627,773)
	$6,304,211	$3,004,147

The fair value of Pulse Electronics Corporation Common Stock in the Plan at December 31, 2013 and 2012 was $143,172 and $150,214, representing 49,023 shares at December 31, 2013 and 47,891 shares at December 31, 2012.  The shares of Pulse Electronics Corporation Common Stock have been adjusted for a one-for-ten reverse stock split that was effected by the Company on May 22, 2013.

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Pulse Electronics Corporation 401(k) Plan

Notes to Financial Statements, continued

December 31, 2013 and 2012

(4)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments.  Fidelity Management Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Participants may elect to invest in Pulse Electronics Corporation common stock which also qualifies as a party-in-interest transaction and may not invest more than 15% of a current pay period contribution in Pulse Electronics Corporation common stock.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6)	Tax Status

The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

US GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(7)	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

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Pulse Electronics Corporation 401(k) Plan

Notes to Financial Statements, continued

December 31, 2013 and 2012

(8)	Differences between Financial Statements and Form 5500

The following reconciles the IRS Form 5500 to the financial statements at December 31, 2013 for the net assets available for plan benefits and contributions:

	2013	2012
Net assets available for plan benefits per IRS Form 5500	$42,382,046	$36,175,719
Contributions receivable	59,475	156,395
Net assets available for plan benefits per financial statements	$42,441,521	$36,332,114
Contributions per IRS Form 5500	$2,172,249	$2,546,680
Add: Current year contributions receivable	59,475	156,395
Less: Prior year contributions receivable	(156,395)	(104,086)
Total contributions per financial statements	$2,075,329	$2,598,989

(9)	Subsequent Events

The Plan has evaluated subsequent events through the date of issuance of the financial statements.

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Pulse Electronics Corporation 401(k) Plan

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2013

Investment	Description	Current Value

Fidelity Emerging Markets Fund*	Mutual Fund	837,040
Fidelity Retirement Money Market Portfolio*	Mutual Fund	4,161,617
Fidelity Freedom 2000 Fund*	Mutual Fund	108,818
Fidelity Freedom 2005 Fund*	Mutual Fund	1,909
Fidelity Freedom 2010 Fund*	Mutual Fund	1,161,964
Fidelity Freedom 2015 Fund*	Mutual Fund	439,909
Fidelity Freedom 2020 Fund*	Mutual Fund	1,450,448
Fidelity Freedom 2025 Fund*	Mutual Fund	1,170,041
Fidelity Freedom 2030 Fund*	Mutual Fund	1,752,809
Fidelity Freedom 2035 Fund*	Mutual Fund	282,549
Fidelity Freedom 2040 Fund*	Mutual Fund	1,136,179
Fidelity Freedom 2045 Fund*	Mutual Fund	242,758
Fidelity Freedom 2050 Fund*	Mutual Fund	22,078
Fidelity Freedom 2055 Fund*	Mutual Fund	4,933
Fidelity Freedom Income Fund*	Mutual Fund	303,154
Fidelity Growth Company Fund*	Mutual Fund	8,093,728
Fidelity Low-Priced Stock Fund*	Mutual Fund	3,503,747
Fidelity Spartan International Index Fund Advantage*	Mutual Fund	253,636
Fidelity Diversified International Fund*	Mutual Fund	1,605,600
Fidelity Spartan 500 Index Fund Advantage*	Mutual Fund	3,477,297
Vanguard Small Cap Index Fund	Mutual Fund	1,884,090
Vanguard Total Bond Market	Mutual Fund	2,570,918
American Funds Fundamental Investors Fund Class R6	Mutual Fund	6,180,948
T. Rowe Price Equity Income Fund	Mutual Fund	1,103,448
Pulse Electronics Corporation Common Stock*	Common Stock 49,023 Shares**	143,172
Total investments		$41,892,790

Notes receivable from participants	Interest rate of 5%, with maturity dates between February 2014 through July 2023	$489,256

*	Fidelity Management Trust Company and Pulse Electronics Corporation are related parties of the Plan and are considered party-in-interest transactions.
**	Adjusted for a one-for-ten reverse stock split that was effected by the Company on May 22, 2013.

See accompanying Report of Independent Registered Public Accounting Firm.

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SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pulse Electronics Corporation 401(k) Plan
(Name of Plan)

Date: June 27, 2014	/s/ Michael C. Bond
Michael C. Bond
Senior Vice President and Chief Financial Officer
Pulse Electronics Corporation

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EXHIBIT INDEX

DOCUMENT

23.1	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP

23.2	Consent of Independent Registered Public Accounting Firm – KPMG LLP